EXHIBIT 3

Vivus - Why Change Is Needed Now

First Manhattan Co.

Press releases and other documents

•	First Manhattan Objects to Adjournment of Vivus Annual Meeting – July 15th, 2013 [ PDF ]

•	First Manhattan Co. calls Adjournment of Annual Meeting by the VIVUS Board a Desperate Act to Disenfranchise Shareholders - July 15th, 2013 [ PDF ]